Notice of Exempt Solicitation

NAME OF REGISTRANT: Pfizer

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America, Inc. and co-filers Boston Trust Walden, FSPA and SHARE urge you to vote FOR Item 6 at the Annual Meeting of Pfizer (PFE) on April 23, 2020.

I. Summary of Resolution

RESOLVED, that the shareholders of Pfizer request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications;

2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient;

3. Pfizer’s membership in and payments to any tax-exempt organization that writes and endorses model legislation; and

4. Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

The report shall be presented to the Corporate Governance Committee and posted on Pfizer’s website.

OXFAM AMERICA
1101 17th Street, NW Suite 1300 | Washington, DC 20036 USA

TEL +1 (202) 496 1180 | Fax +1 (202) 496 1190 | www.oxfamamerica.org

Supporting Statement

Pfizer regularly ranks as a top lobbying spender among drug makers in Washington, in state capitols and internationally. Pfizer spent $97,570,650 from 2010 through 2018 on federal lobbying,1 and was the single largest corporate spender among pharmaceutical peers in 2018,2 and in 2019.3 This figure does not include state lobbying, where Pfizer lobbies extensively but disclosure is uneven or absent. Pfizer lobbies abroad as well, though disclosure is limited only to where mandated, for example, the European Union4 and Canada.5

Pfizer sits on the boards of the U.S. Chamber of Commerce and the Pharmaceutical Research and Manufacturers of America (PhRMA), which together have spent very significant sums on lobbying over the past decade. Pfizer does not disclose its payments to trade associations (TAs) like this, or the amounts used for lobbying. And Pfizer does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC). Pfizer is also a major contributor to politically active social welfare organizations,6 yet the full list, disclosure about the amounts, and about possible misalignments, is lacking.

Though Pfizer uses the Global Reporting Initiative (GRI) for sustainability reporting, it fails to report “any differences between its lobbying positions and any stated policies, goals, or other public positions” under GRI Standard 415, additional evidence that the company’s disclosures are currently inadequate.

As long-term investors, we encourage transparency in any use of corporate funds to influence legislation and regulation, both directly and indirectly. Absent a transparent system of reporting and accountability, Pfizer’s company assets could be used for objectives that harm the long-term interests of Pfizer’s shareholders. Failure to disclose direct and indirect political lobbying can prevent investors from perceiving the contradiction between the company’s publicly stated policies and the type of legislation or regulation it supports, which can prevent them from forecasting significant reputational, and ultimately financial, damage that may accrue as a result.

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1 https://www.fiercepharma.com/pharma/pharma-lobbyists-flood-zone-d-c-as-congressional-scrutiny-grows

2 https://www.marketwatch.com/story/drugmakers-lobbying-spending-at-10-year-high-as-washington-targets-soaring-prices-2019-05-02

3 https://www.opensecrets.org/industries/indus.php?Ind=H4300

4 http://ec.europa.eu/transparencyregister/public

5 https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/clntSmmry?clientOrgCorpNumber=15283&sMdKy=1582815436481

6 See for example, the company’s support for the Alliance for Patient Access, https://nonprofitquarterly.org/alliance-for-patient-access-not-even-trying-subtlety/

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For example, media outlets like CNN have highlighted Pfizer’s claim to support policies that lower the cost of medicines, while funding PhRMA’s opposition to initiatives aimed at lowering drug prices,7 and the Washington Post has called Pfizer’s ALEC membership its “dirty little secret.” 8 Similarly, Pfizer says it believes in addressing climate change,9 yet the U.S. Chamber of Commerce undermined the Paris climate accord10—creating important misalignments on one of the defining issues of our time.

A similar misalignment is apparent in responses to the current COVID-19 pandemic. Pfizer is calling on the biopharmaceutical industry to join Pfizer in committing to unprecedented collaboration to combat COVID-19.11 Yet, the U.S. Chamber of Commerce has lobbied the White House against the administration’s use of the Defense Production Act, which would enable the government to quickly accelerate collaboration in the production of necessary medical equipment.12

We believe the reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts harms long-term value creation by Pfizer.

Many companies now recognize that greater transparency allows them to engage more with investors as to the benefits of certain strategies and how any apparent misalignment of values can be rationalized. Shareholders have repeatedly supported this proposal at high numbers over the past years. Thus, we urge Pfizer to expand its lobbying disclosure.

II. Arguments in Favor of a “Yes” Vote

A. Summary of Argument

Transparency and accountability in corporate spending to influence public policy are in the best interests of Pfizer shareholders. We believe the reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts harms long-term value creation by Pfizer.

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7 https://www.cnn.com/2019/01/23/health/phrma-lobbying-costs-bn/index.html

8 https://www.washingtonpost.com/opinions/ups-and-pfizers-dirty-little-secret/2017/12/05/54d7856a-d9e4-11e7-b859-fb0995360725_story.html

9 https://www.pfizer.com/purpose/workplace-responsibility/green-journey/climate-change

10 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

11 https://www.pfizer.com/news/press-release/press-release-detail/pfizer_outlines_five_point_plan_to_battle_covid_19

12 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

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While we appreciate Pfizer’s incremental improvements this year, we believe that—in contrast to some peers as discussed below—disclosure at Pfizer remains overly-subjective and overly-selective, creating blind-spots and uncertainties which prevent investors from assessing relevant risks. In light of Pfizer’s role as one of the country’s largest lobbying companies, we believe it is especially important that it demonstrates transparent disclosure and is not perceived as hiding its influence on government policy and regulation.

We believe that more complete and objective lobbying disclosure will help shareholders better assess the risks and benefits associated with the company's participation in the public policy process.

B. Argument

1.	Pfizer’s lobbying activities pose material risks to investors

Pfizer regularly ranks as a top lobbying spender among drug makers in Washington, in state capitols and internationally. Pfizer spent $97,570,650 from 2010 through 2018 on federal lobbying,13 and was the single largest corporate spender among pharmaceutical peers in 2018.14 This figure does not include state lobbying, where Pfizer lobbies extensively but disclosure remains uneven or absent.15 Pfizer lobbies abroad as well, though disclosure is limited only to where mandated, for example, the European Union16 and Canada.17

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13 https://www.fiercepharma.com/pharma/pharma-lobbyists-flood-zone-d-c-as-congressional-scrutiny-grows ;

14 https://www.marketwatch.com/story/drugmakers-lobbying-spending-at-10-year-high-as-washington-targets-soaring-prices-2019-05-02

15 https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships/state_lobbying_activities

16 http://ec.europa.eu/transparencyregister/public

17 https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/clntSmmry?clientOrgCorpNumber=15283&sMdKy=1582815436481

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Pfizer sits on the boards of the U.S. Chamber of Commerce and PhRMA, which together have spent very significant sums on lobbying over the past decade. Pfizer does not disclose its payments to trade associations, or the amounts used for lobbying. And Pfizer does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as ALEC. This is a particularly controversial membership since ALEC has hosted speakers who support white supremacy and fought extensively against climate legislation at the state level. Pfizer has drawn scrutiny for promising to be socially responsible while at the same time promoting ALEC's agenda.18 Pfizer is also a major contributor to politically active social welfare organizations.19

Investors remain concerned that undisclosed lobbying disclosure can pose important material risks related to reputation. Companies with a high reputation rank perform better financially than lower ranked companies, according to a Conference Board study. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.20 In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.21 In this context, Pfizer was ranked 22nd out of 22 pharmaceutical companies in terms of public opinion, trust, and reputation by the Reputation Institute in 2018.22

In our view, Pfizer’s already lagging reputation leaves it exposed and vulnerable to any new shocks to the company’s reputation stemming from undisclosed political lobbying activities, which could significantly dent shareholder value.

Corporate lobbying activities continue to receive significant scrutiny and companies increasingly accept that more transparency is needed. Disclosure of political and lobbying expenditures represented the most common topic of Environmental, Social and Political shareholder proposals in 2019.23 And shareholder support for these proposals is also increasing, averaging 34 percent in 2019, up from 29 percent in 2018.24 Since 2011, more than 90 companies agreed to provide greater lobbying disclosure.25 What’s more, there is broad global support for lobbying transparency, including:

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18 https://readsludge.com/2019/08/27/these-ceos-promised-to-be-socially-responsible-but-their-companies-are-pushing-alecs-right-wing-agenda/

19 See for example, the company’s support for the Alliance for Patient Access, https://nonprofitquarterly.org/alliance-for-patient-access-not-even-trying-subtlety/

20 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

21 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

22 https://www.businessinsider.com/pharmaceutical-company-reputation-rankings-2018-6

23 Marc Trevino, ‘2019 Proxy Season Review: Part 1 – Rule 14a-8 Shareholder Proposals’, Harvard Law School Forum on Corporate Governance and Financial Regulation, https://corpgov.law.harvard.edu/2019/07/26/2019-proxy-season-review-part-1-rule-14a-8-shareholder-proposals/

24 Id.

25 AFSCME, ‘Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019’, https://www.afscme.org/news/press-room/press-releases/2019/institutional-investors-continue-to-press-companies-for-disclosure-of-lobbying-in-2019

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•	The International Corporate Governance Network (ICGN), representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[26]
•	In 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, the guide recommended that companies be consistent in their policy engagement in all geographic regions and ensure that any engagement conducted by TAs on their behalf or with their support is aligned with company positions.[27]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7 sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and opining that companies should not oppose ambitious climate policy, either directly or through their TAs.[28]
•	The OECD’s Principles for Transparency and Integrity in Lobbying state that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[29]

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26 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

27 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

28 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

29 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

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Finally, Pfizer remains behind peers in this area. Many companies now recognize that greater transparency allows them to engage more with investors about the benefits of public policy strategies and how any apparent misalignment of values can be rationalized. Peer companies that outperform Pfizer, in our view, include Bristol-Myers Squibb, Amgen Inc., Biogen, Celgene Corp., and Gilead Sciences, Inc. Mallinckrodt, a major manufacturer of U.S. pharmaceuticals, agreed to implement an identical shareholder proposal in May 2019.30 Mallinckrodt recognized the reputational implications around a lack of transparency on lobbying: its first “Political Transparency Report,” published this year, covers all lobbying activity and oversight throughout 2018, including governance, oversight, policies, receipts, disbursements, corporate contributions, and direct and contracted lobbying activities and registrations.31

2.	Pfizer’s lobbying activities—both direct and indirect in various jurisdictions—continue to suffer from blind-spots and a lack of transparency.

In its statement in opposition to the Proposal, Pfizer’s Board of Directors advances that the proposal is un-necessary because the company has, in early 2020, enhanced its disclosures concerning lobbying activities on its website. The co-filers discussed these steps with the company in a series of dialogues, and we applaud Pfizer for these intermediary steps. However, Pfizer still exhibits several gaps to ensuring a comprehensive and objective lobbying disclosure system. In contrast to peers, we believe that disclosure at Pfizer remains overly-subjective and overly-selective: creating blind-spots and uncertainties which prevent investors from assessing relevant risks. Comprehensive and objective disclosure is vitally necessary, meaningful and in the best interests of Pfizer’s shareholders.

Four particular gaps are noteworthy.

First, Pfizer’s undisclosed lobbying payments to TAs pose particular risks. TAs are not required to disclose the sources of their funding and engage in activities that may be counter to the long-term interests of Pfizer’s shareholders. Pfizer’s TA membership list remains incomplete, as do the payment amounts,32 leaving investors to guess where the company could be exposed to reputational or regulatory risks. At least ten memberships, with a combined political lobbying total of $6,307,03 in 2018, were not disclosed. These include AdvaMed, the Alliance for a Stronger FDA, the Alliance for Patient Access, the Biosimilars Forum, the Healthcare Distribution Alliance, the Massachusetts Biotechnology Council, the National Association of Specialty Pharmacy, the National Health Council, the Pharma & Biopharma Outsourcing Association, and the Pharmaceutical Industry Labor Management Association.33

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30 Laura Weiss, ‘Opioid maker Mallinckrodt to support lobbying disclosure’, Rollcall.com, https://www.rollcall.com/news/congress/opioid-maker-mallinckrodt-support-lobbying-disclosure

31 Mallinckrodt Pharmaceuticals, Political Transparency Report 2018, https://www.mallinckrodt.com/globalassets/documents/corporate/2018-mallinckrodt-political-transparency-report.pdf

32 Pfizer Pharma Political Contributions for Global Public Health, https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships

33 Opensecrets.org, (AdvaMed, https://www.advamed.org/join/members, $3,020,386, Alliance for a Stronger FDA, https://strengthenfda.org/members/, $320,000, Alliance for Patient Access, https://1yh21u3cjptv3xjder1dco9mx5s-wpengine.netdna-ssl.com/wp-content/uploads/2019/07/AfPADonorsJuly2019.pdf, $120,000, Biosimilars Forum, https://biosimilarsforum.org/about-us/members/, $480,000, Healthcare Distribution Alliance, https://www.hda.org/about/membership/manufacturer, $1,234,042, Massachusetts Biotechnology Council, https://www.massbio.org/member?GACategory=MemberDirectory&searchString=pfizer&category=bioTechnology&subcategory=all&therapeuticArea=, $80,000, National Association of Specialty Pharmacy, https://naspnet.org/corporate-members/, $350,000, National Health Council, http://www.nationalhealthcouncil.org/about-nhc/membership-directory, $13,375, Pharma & Biopharma Outsourcing Association, http://www.pharma-bio.org/member-companies/, $100,000, Pharmaceutical Industry Labor Management Association, https://pilma.org/who-we-are/trustees/, $590,000.

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The biggest risks, we believe, lie in the TAs that companies chose not to disclose. Selective and subjective disclosure of this kind can create a false sense of comfort, but in fact drives more uncertainty.

In order to properly assess risk, we believe investors need a more comprehensive picture of TAs Pfizer supports. Rather than leaving disclosure decisions to the subjective discretion of the company, we believe an objective threshold should be established using dollar amount in dues and payments for all associations, starting at a $25,000 base. This financial threshold is the simplest way to ensure the list is complete. Importantly, proponent’s internal review of proxy statements discloses that four peers disclose TA lobbying payments: Amgen, Bristol-Myers Squibb, Gilead Sciences and Merck.34 ISS’s analysis last year recommending support of an identical proposal at Pfizer stated, “while the company provides a partial list of its current trade association memberships, it does not disclose on its website the portion of the dues and other payments used by these organizations for lobbying purposes.”

Second, the extent of Pfizer’s support of social welfare organizations 501(c)4s and 501(c)3s that are active in advocacy is not fully transparent.

Lack of disclosure and oversight over these groups pose similar risks to investors as TAs do, as is shown in the case of the State Government Leadership Foundation, to which Pfizer was an original funder.35 Investors would benefit from a complete list, with criteria for inclusion in the list, and dollar amounts paid to 501(c)4s and 501(c)3s that are active in advocacy, as well as a description of how Pfizer analyzes the groups’ engagement in lobbying, public policy advocacy, or grassroots lobbying. Investors would also benefit from disclosure of Pfizer’s criteria guiding contributions where an organization engages in lobbying activity. While Pfizer publishes funding criteria for think-tanks and legislative organizations, along with healthcare charitable funding, the wider picture remains incomplete if investors aim to determine material misalignment and effectiveness of engagement.

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34 Internal assessment based on proxy statements, available upon request.

35 https://www.facingsouth.org/2013/02/big-corporations-put-up-seed-funding-for-republican-dark-money-group.html

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Third, Pfizer argues in its 2020 proxy statement that its support for TAs “is evaluated annually by the company’s Government Affairs leaders based on these organizations’ expertise in healthcare policy and advocacy and support of key issues of importance to Pfizer.”36 Further, the company states, in its 2020 Proxy, that its Corporate Governance and Sustainability Committee “maintain(s) an informed status on company issues related to public policy, including political spending policies and practices.” Yet, investors still lack information on how Pfizer evaluates whether a TA’s positions and lobbying are consistent with Pfizer’s positions. This does not, in our view, represent best practice for Board oversight over political lobbying.

We understand that TAs and other non-profit organizations can serve a valid business purpose. But memberships in and payments to tax-exempt groups, including groups like PHRMA, ALEC and politically active social welfare organizations, are opaque and are not subject to proper oversight by the board and shareholders.

Fourth, Pfizer’s disclosure on state-level lobbying and international lobbying activities remains incomplete.

On state-level lobbying, Pfizer is an outlier—ranked second of the 100 largest S&P500 companies in spending intensity across the states, and highest in the pharmaceutical sector.37 We appreciate Pfizer’s posting the links to states’ reporting entities, where state lobbying reports are filed.38 Yet, we note that this reporting remains very patchy and uneven, with several states imposing few reporting obligations. Limiting disclosure to only that which is required by state statute prevents shareholders from obtaining a comprehensive picture.

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36 https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships

37 SII, ‘How Leading U.S. Corporations Govern and Spend on State Lobbying’ at https://siinstitute.org/reports.html

38 https://www.pfizer.com/purpose/contributions-partnerships/political-partnerships/state_lobbying_activities

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Public records show that Pfizer is an active lobbyist in the European Union39 and in Canada.40 It is reasonable to believe that the company is directly and indirectly active in other countries as well. Pfizer’s lack of disclosure prevents investors from assessing risks in countries that do not mandate reporting. The Proposal asks the company to disclose all lobbying activities above an objective financial threshold, even where not required by law.

III. Conclusion

Transparency and accountability in corporate spending to influence public policy are in the best interests of Pfizer shareholders. Without a clearer system of ensuring transparency, shareholders cannot evaluate the extent to which corporate assets are used to promote public policy objectives that can pose regulatory and reputational risks that could harm long-term value creation. More complete and objective lobbying disclosure will help shareholders better assess the risks and benefits associated with the company's participation in the public policy process.

We therefore urge shareholders to vote FOR Item 6.

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39 http://ec.europa.eu/transparencyregister/public

40 https://lobbycanada.gc.ca/app/secure/ocl/lrs/do/clntSmmry?clientOrgCorpNumber=15283&sMdKy=1582815436481

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This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Oxfam America, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Oxfam America, Inc. urges shareholders to vote for Item 6 following the instructions provided on management’s proxy mailing.

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